Exhibit 12.1
AXIS CAPITAL HOLDINGS LIMITED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

Year ended December 31,	2014	2013	2012	2011	2010

Earnings: income before income taxes	$830,472	$734,467	$550,528	$61,538	$895,403
Add: fixed charges	80,809	67,944	67,898	66,185	58,010
Add: amounts attributable from noncontrolling interests	6,181	—	—	—	—
Earnings for computation	$917,462	$802,411	$618,426	$127,723	$953,413

Assumed interest component of rent expense(1)	$8,327	$8,866	$8,849	$7,163	$5,798
Interest expense	72,482	59,078	59,049	59,022	52,212
Total fixed charges	$80,809	$67,944	$67,898	$66,185	$58,010

Ratio of earnings to fixed charges	11.4	11.8	9.1	1.9	16.4

Preferred share dividends(2)	$40,088	$40,474	$38,228	$36,875	$36,875
Total fixed charges and preferred share dividends	$120,897	$108,414	$106,126	$103,060	$94,885

Ratio of earnings to fixed charges and preferred
share dividends	7.6	7.4	5.8	1.2	10.0

(1)	33.3% represents a reasonable approximation of the interest factor.

(2)	Dividends have been tax effected at a 0% rate because it is presumed they will be funded from a Bermuda entity.